05035633

S[illegible] [illegible]MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLP INVESTMENT SERVICES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37000 12 MILE ROAD, SUITE 101
(No. and Street)

FARMINGTON HILLS (City) MICHIGAN (State) 48331 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL McEVILLY (248)489-0101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FREEDMAN & GOLDBERG, CPA'S, P.C.
(Name – *if individual, state last, first, middle name*)

32255 NORTHWESTERN HIGHWAY, SUITE 298 FARMINGTON HILLS, MICHIGAN 48334
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 02 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED FEB 17 2005 WASH, D.C. 185 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL McEVILLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLP INVESTMENT SERVICES, L.L.C., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Sharon C Heath

Notary Public

SHARON C. HEATH
NOTARY PUBLIC, STATE OF MI
COUNTY OF LIVINGSTON
MY COMMISSION EXPIRES Aug 6, 2010
ACTING IN COUNTY OF

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

As of December 31, 2004 and 2003

ASSETS

	2004	2003
Cash	$ 22,600	$ 21,322
Receivables from Broker-Dealers and Clearing Organization	28,544	27,225
Prepaid License	6,718	6,348
Prepaid Single Business Tax	720	-0-
NASD Membership:		
Owned, (Net of Amortization of $1,870)	45,380	45,380
Office Equipment, at cost, Less Accumulated Depreciation of $2,239 and $1,223	4,245	935
Total Assets	$ 108,207	$ 101,210

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Payables to Commissioned Agents	$ 21,184	$ 18,846
Accounts payable, accrued expenses and other liabilities	3,210	3,246
Member's Capital	83,813	79,118
Total Liabilities and Members' Capital	$ 108,207	$ 101,210

See accompanying auditor's report and notes to financial statements.